Registration Statement No. 333-45814
                                         Rule 424(b)(2)

                       PRICING SUPPLEMENT
         (to Prospectus, dated September 28, 2000 and Prospectus-
                     Supplement dated October 3, 2000)

                        MBNA Corporation

Title of Securities:  5.711% Senior Medium-Term Notes due 2007
Rank:  Senior
Specified Currency:  U.S. Dollars
Cusip Number:  55263ECF0
ISIN Number:  US55263ECF07
Principal Amount:  $100,000,000
Issue Price:  100.00%
Agents' Commission:  0.30%
Proceeds to MBNA Corporation:  $99,700,000
Coupon:  5.711% per year
Interest Payment Dates: May 30 and November 30, commencing May 30, 2003 Record Dates: The close of business on the 15th calendar day preceding the particular Interest Payment Date
Original Issue Date (Settlement Date):  November 20, 2002
Minimum Denominations:  $1,000 and integral multiples of $1,000 in excess thereof
Maturity Date:  November 30, 2007
Make Whole Redemption Option:  No
Withholding Redemption Option:  No
Defeasance and Covenant Defeasance:  Yes
Listing:  None
Moody's Rating:  Baa2
S&P Rating:  BBB
Fitch Rating:  A-
Agents:  Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet
  Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc.

     Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     We are offering these notes ultimately to purchasers of pass-through certificates of the Core Investment Grade Bond Trust I offered simultaneously herewith through Core Bond Products LLC, as depositor of the Core Investment Grade Bond Trust I, utilizing the services of Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc., as our placement agents. Each of Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc., is a statutory underwriter within the meaning of the Securities Act of 1933.

    We have not been involved in the creation of the Trust or the preparation of the registration statement and prospectus relating to the offering and sale of the Trust's pass-through certificates and do not make any representation as to the accuracy or completeness of the prospectus for the Trust. We have not been involved in the preparation of the disclosure materials provided by any of the other issuers whose securities may be deposited in the Trust and do not make any representations or warranties as to the accuracy and completeness of such disclosure materials. Any information set forth in the prospectus for the Trust or the disclosure materials provided by the other issuers is the sole responsibility of the party making such statements and all liabilities and obligations relating to any information contained therein rest with such parties and not with us.

     We are not partners, joint venturers and do not have any similar affiliation in any way with the Trust and are not affiliated in any way with any of the other issuers whose securities may be deposited in the Trust, nor do we own any interest in the Trust. Accordingly, we are not responsible for or have any liability or obligation with respect to the Trust, the pass-through certificates, the securities of any other issuer that may be deposited into the Trust or the registration statements and prospectuses relating to the pass-through certificates or any such securities.

                          Book-Entry System

     DTC will act as securities depositary for all of the notes. Any cross-market transfers of notes will be effected in DTC on behalf of Euroclear or Clearstream Luxembourg, as participants in DTC, in accordance with the rules of DTC. However, such cross-market transfers will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global certificate in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Participants of Euroclear or Clearstream Luxembourg may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg, as the case may be.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing a beneficial interest in a global certificate from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Luxembourg, as applicable) immediately following the DTC settlement date. Credit of such transfer of a beneficial interest in a global security settled during such processing day will be reported to the applicable Euroclear or Clearstream Luxembourg participant on that day. Cash received in Euroclear or Clearstream Luxembourg as a result of a transfer of a beneficial interest in a global security by or through a Euroclear or Clearstream Luxembourg participant to a DTC participant will be received with value on the DTC settlement date but will be available in the applicable Euroclear or Clearstream Luxembourg cash account only as of the business day following settlement in DTC.

DTC, Euroclear and Clearstream Luxembourg

     The information set out below in connection with DTC, Euroclear and Clearstream Luxembourg is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information about each of them set forth below has been obtained from sources that we believe to be reliable, but neither we nor any placement agent takes any responsibility for the accuracy or completeness of the information. Neither we nor any placement agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Although DTC, Euroclear and Clearstream Luxembourg have agreed to the following procedures described in this section, in order to facilitate transfers of interests in the notes among participants of DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor any placement agent assumes any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     DTC. For background information on DTC, please refer to "Description of the Notes - Book-Entry Notes" beginning on page S-28 of the accompanying prospectus supplement.

     Euroclear. Euroclear was created in 1968 to hold securities for Euroclear participants (as defined below) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of notes and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Bank S.A./N.V. (the "Euroclear operator"), under contract with Euroclear Clearance Systems S.C., a Belgium cooperative corporation (the "cooperative"). All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include affiliates of the placement agents and their respective affiliates ("Euroclear participants"). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Euroclear terms and conditions"). The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific notes to specific securities clearance accounts. The Euroclear operator acts under the Euroclear terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.



     Payments with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear operator and by Euroclear.

     Clearstream Luxembourg. Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for Clearstream Luxembourg participants (as defined below) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of notes. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg participants are recognized financial institutions around the world, including affiliates of the placement agents and other securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Clearstream Luxembourg participants"). Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg participant either directly or indirectly.

     Payments with respect to notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by Clearstream Luxembourg.

Trading

     Except for trades involving Euroclear and Clearstream Luxembourg participants, beneficial interests in the notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the notes will therefore settle in immediately available funds, subject in all cases to the rules and operating procedures of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC's rules and operating procedures and will be settled in immediately available funds, while transfers between participants in Euroclear and Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

       The date of this pricing supplement is November 15, 2002.












































055305-0060-08585-NY03.2221883.2		11/18/02 4:14 PM

055305-0060-08585-NY03.2221883.2		11/18/02 4:14 PM